Golden Chief Resources, Inc.
896 N. Mill Street, #203
Lewisville, Texas 75057
972 219-8585

December 20, 2006

United States Securities and Exchange Commission
Attn:    Jennifer Goeken
Division of Corporation Finance
Washington, D.C. 20549

Re:   Golden Chief Resources, Inc.
      Form 8-K filed August 9, 2006
      File No. 000-12809

Dear Ms. Goeken,

You have asked us to secure the outgoing independent auditor’s response letter to accompany the above filing. The Company requested that letter at the time the filing was made and has requested that letter from Malone & Bailey numerous times since then. On Monday of this we requested it again, and they declined saying that until we pay their billing in full they will not respond. The billing is being disputed by the Company because of what appear to be over-charges.

We believe that the above addresses the questions raised in the letter of comment, but if you have further questions please let us know.

Golden Chief Resources, Inc.

Sincerely,

/S/   M. H. McIlvain
M. H. McIlvain
Executive Vice President